TIME EQUITIES SECURITIES LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2015

Computation of Net Capital		
Member's Equity	$ 2,338,992	
Total Member's Equity		$ 2,338,992
Less: Non-Allowable Assets		
Commissions Receivable, in Excess of Payable	(45,215)	
Total Non-Allowable Assets		(45,215)
Net Capital		2,293,777
Computation of Net Capital		
Minimum Net Capital Requirements		
6 2/3 Percent of Net Aggregate Indebtedness	$ 5,240	
Minimum Dollar Net Capital Required	$ 5,000	
Net Capital Required (Greater of Above)		(5,240)
Excess Net Capital		$ 2,288,537
Aggregate indebtedness		$ 78,602
Ratio of Aggregate Indebtedness to Net Capital	.03 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's amended Form X-17A-5 report dated December 31, 2015.

See Independent Auditor's Report.